
02024130

CATERPILLAR®

ANNUAL REPORT 2001

At Caterpillar®, we don't just make engines and equipment—we drive positive and lasting change. Change that's founded on our history of building the world's infrastructure. Change that's built on relationships. Change that's based on advanced technology. Change that's governed by responsibility. Because what we give our customers, in the end, is the power to build a better world.

Our products and services fall into three principal lines of business—

MACHINERY

Caterpillar offers the broadest line of earthmoving machines in the world, designed for a comprehensive range of applications. Whether it's compact equipment used on smaller projects, our family of machines for general and heavy construction, specialty machines used in the forestry and waste industries or our largest mining machines, Caterpillar has the right equipment—whatever the project.

ENGINES

Caterpillar reciprocating engines and engine systems provide power to the world. Our engines power our own construction and mining machines—plus trucks, ships and boats and much more. Electrical power systems supply both primary and standby power for a wide variety of uses. Solar® turbines power the production, processing and transporting of crude oil and natural gas and provide electrical power to many industries.

FINANCIAL PRODUCTS

We help customers around the globe purchase Cat and related equipment (new and used) through Caterpillar Financial Services Corporation and its subsidiaries. Customers can protect their Cat® equipment by using various types of insurance offered by Caterpillar Insurance Holdings, Inc.

FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31 (Dollars in millions except per share data)	2001	2000	1999
Sales and revenues	$ 20,450	$ 20,175	$ 19,702
Profit	$ 805*	$ 1,053	$ 946
Profit per common share	$ 2.35*	$ 3.04	$ 2.66
Profit per common share—diluted	$ 2.32*	$ 3.02	$ 2.63
Dividends declared per common share	$ 1.390	$ 1.345	$ 1.275
Capital expenditures—excluding equipment leased to others	$ 1,100	$ 928	$ 913
Research and engineering expenses	$ 898	$ 854	$ 814
Year-end employment	72,004	68,440	66,896
Average shares of common stock outstanding	343,323,723	346,817,759	355,392,423
Average shares of common stock outstanding—diluted	347,091,906	348,897,910	359,367,285
Return on average stockholders' equity	14.4 %	19.0 %	17.9 %

* *Includes pretax nonrecurring charges of $153 ($97 after tax, $.28 per share) related to the sale of the Challenger® agricultural tractor line, plant closings and consolidations and costs for planned employment reductions.*


CATERPILL
CAT

TO OUR STOCKHOLDERS

Change. It's a constant for all of us. And never more so than this past year. 2001 unfolded much differently than anticipated. The tragedy of September 11 left an indelible mark on everyone—as a people, a nation, a global family. Not surprisingly, it also had a marked effect on the economy, delaying an expected recovery.

Despite the tragedy, Caterpillar was able to realize many achievements in 2001. Last year I shared with you our road map for the company's future. This year I am pleased to report that we have made significant headway in realizing that vision. And we are constantly adjusting the bar, stretching ourselves toward the future.

The Year That Was: 2001

Our diversified business was beginning to show signs of recovery in the third quarter, prior to the tragic events of September 11. This triggered an economic contraction in the United States that created uncertainty and slowed our business somewhat in the fourth quarter. But sales and revenues for the year equaled those of 2000. Our 2001 profits were down from 2000, primarily the result of planned investments to improve our future competitiveness and profitability.

How is Caterpillar coping in this constantly evolving world? The diversification of our business was one of the key success factors in producing solid financial results in 2001. We experienced a collapse in North American truck engine demand and prolonged weakness in general construction. Yet, continued strength in electric power and heavy construction—as well as improved demand in coal mining and the oil and gas sectors—helped fuel sales.

Wall Street ended one of its worst years in history. Major indexes lost ground for a second straight year—their worst performance in nearly three decades. But Caterpillar stayed the course during a turbulent year. Our stock did much better than any of the popular averages. Shareholders were rewarded with a stock price that finished the year up 13 percent from its opening on January 2. In addition, shareholders benefited as the dividend rate was increased for the eighth consecutive year, resulting in declared dividends of $1.39 in 2001.

Caterpillar is well positioned for the future. Our strength is in our flexibility—in our ability to deal with change, whether that change is good or bad. We have the broadest, most diversified set of product and service offerings ever, with established leadership in most industries where we compete.

CORPORATE STRATEGY

In 2001, we also made progress toward fulfilling the goals of our updated corporate strategy. Last year I told you about our comprehensive plan to bolster leadership in the industries we serve.

The strategy evolved out of a realization that Caterpillar operates in a rapidly changing and in some ways more challenging business climate. We face cost issues, changing customer requirements and distribution challenges. Given the magnitude and intensity of these changes, it was critical that we recalibrate our focus and define key factors for future success.

We did that, creating a number of well defined initiatives. They fall into four broad categories—realizing profitable growth, championing continuous quality improvement, aggressively reducing costs and developing integrated e-business system strategies.

PROFITABLE GROWTH

Caterpillar is committed to generating attractive returns for our shareholders. Strategic growth initiatives involving our machine, engine and service businesses are expected to drive superior returns.

Our presence in the machinery business is already that of an established global leader. But it too has growth potential. Our compact equipment business, launched in 1998, is growing robustly. In 2001, we saw a 30 percent increase in sales over 2000. We expect Caterpillar to become a global leader for these light construction products, with sales approaching $1 billion by 2006.

Caterpillar is a leader in North American paving equipment, and our position is strengthening in Europe and around the world as our paving equipment line continues to gain popularity.

Our engine business continues to grow, representing almost 35 percent of our total sales and revenues.

The reliability and security of energy supplies continued to be a headline issue in 2001 due to significant disruptions and shortages of electricity supplies in the western United States and Brazil.

Caterpillar was there to meet the demand. Our electric power business had a record year—the seventh consecutive year of strong sales.

As energy supply challenges become more urgent, Caterpillar is positioned as the undisputed world leader in distributed power generation, with diesel, natural gas and gas turbine-powered generator sets packaged in the United States, Northern Ireland, Brazil and China.

We're continuing to expand our service businesses. Cat Financial provides financing for more than half of all Cat construction machine unit sales worldwide—with earnings more than doubling over the past five years. In 2001, 60 percent of Caterpillar new machines delivered worldwide were financed by Cat Financial.

Cat Logistics is a rapidly growing service business that continues to expand its global reach to both new and existing clients. It is one of the largest integrated logistics organizations in the world, providing services including warehousing and operations management, warehouse planning and engineering, information technology, inventory management, transportation management and logistics consulting.

For Caterpillar, growth isn't without consideration of profitability. In December, we announced the sale of the design, assembly and marketing of our MT series Challenger® farm tractor to Georgia-based AGCO Corporation. The agricultural machine business did not offer the long-term profit potential of our other businesses. However, we will continue to be a primary supplier of major components to AGCO. This agreement allows us to focus our efforts on areas where we can add the highest value—engines, drivetrains, electronics and technology development. This isn't new territory for Caterpillar. For a long time, we have been a major engine supplier to agricultural equipment companies, one of the largest customer sectors of our Perkins Engines division.

CONTINUOUS QUALITY IMPROVEMENT

Our passion for quality is not new. We have concentrated for years on process improvement to enhance quality, add value and reduce costs. We want to ensure that the name Caterpillar always remains synonymous with quality.

In 2001, Caterpillar began an important journey—a quest for business excellence and bottom-line growth. We launched our quest to reach a 6 Sigma level of customer satisfaction by adopting aggressive problem-solving methods that bolster quality, improve efficiencies, slash costs and increase profits. 6 Sigma is the core of our strategy, unifying our activities to ensure strategic success.

We are working toward making a quantum leap in quality and reliability using 6 Sigma rigor and methodology. This breakthrough in product quality means going beyond incremental improvements—making greater strides in continuous quality improvement than we ever have before. To achieve this, we are evaluating our processes throughout the value chain—from new product development through production to product support in the field.

We are using data-driven analysis to identify the gap between current performance and our targets. 6 Sigma projects are being identified and prioritized to ensure that we have the right resources working on the right projects to deliver the quality and reliability breakthroughs we want.

SALES AND REVENUES (millions of dollars)


$11,705
$11,857
$12,158
$6,854
$7,056
$6,869
$1,277
$1,465
$1,645
1999
2000
2001
MACHINERY
ENGINES
FINANCIAL PRODUCTS

OPERATING PROFIT (millions of dollars)


$867
$1,001
$947*
$506
$667
$403*
$199
$182
$257
1999
2000
2001
MACHINERY
ENGINES
FINANCIAL PRODUCTS

* Excludes nonrecurring charges related to the sale of the Challenger® agricultural tractor line, plant closings and consolidations and costs for planned employment reductions. The excluded nonrecurring charges for machinery and engines were $98 and $55, respectively.

COST REDUCTION

While our employees have done an excellent job of cost management in the last few years, we have set new targets for significant cost reduction. Combined cost-management efforts will take more than $1 billion out of our cost base over the next several years. Our commitment to this aggressive cost management initiative is to achieve improved profitability—even if prices and volume remain virtually flat for the next few years.

In 2002, cost reduction from ongoing operations will allow us to continue to make investments in our future growth while improving financial results. 6 Sigma provides the framework for achieving our aggressive cost reduction targets.

E-BUSINESS

We are strengthening our e-business strategies to drive consistency, efficiency and velocity throughout the value chain. E-business makes it easier for customers to do business with us through our dealer network using the latest technologies. We continue to leverage the Cat dealer network as our key interface with customers. Now, more than 150 Cat dealers have electronic stores on the Dealer StoreFront with e-business capability—triple the number at the end of 1999.

Most of those dealers have an online PartStore through the Dealer StoreFront, which allows customers to purchase virtually any Cat part online. In 2001, Caterpillar exceeded its volume goal in parts sales through the PartStore.

Recent enhancements to the Dealer StoreFront include RentalStore, CatUsed and FinancExpress℠. These sites allow customers to look at the rental fleet inventory, check on equipment availability, as well as obtain quotes and apply for credit.

Another element of our e-business initiatives is end-to-end solutions. Caterpillar's Building Construction Products Division is doing pioneering work to link the ordering process to factory scheduling. This allows the manufacturing facility to schedule and sequence the build based on product mix and complexity of the orders received. Our goal is for the entire transaction process—from customer order to product delivery—to be handled electronically in a build-to-order environment.

All of our e-business initiatives are aimed at improving customer relations, integrating the supply chain, improving the reach of our distribution system and achieving many other business process improvements.

We remain steadfastly focused on achieving our long-term growth and cost reduction goals and delivering improved shareholder value. However, we also have other goals that are positioning Caterpillar for the next decade and beyond.

MACHINE AND ENGINE SALES BY GEOGRAPHIC REGION (millions of dollars)


1999 $1,472
2000 $1,431
2001 $1,639
LATIN AMERICA
1999 $1,818
2000 $1,949
2001 $2,014
ASIA/PACIFIC
1999 $4,854
2000 $5,041
2001 $5,114
EAME
1999 $10,415
2000 $10,492
2001 $10,260
NORTH AMERICA

SOCIAL RESPONSIBILITY

At Caterpillar, we realize it's no longer enough to simply meet the needs of customers, employees and shareholders. We must envision a better world and then help achieve it. It means making it our business to power the development of sustainable solutions for the benefit of everyone.

We are proud to partner with customers, dealers and other stakeholders to explore new alternatives, discover solutions, develop technologies and ultimately create sustainable alternatives. We invest $4 million each working day in new technologies that support projects to reduce emissions, increase product and component life, improve safety and enhance fuel economy.

We know the results of our work are good for the environment, society and business. Making a contribution to sustainable development means we can increase the value of our business long into the future. Most importantly, it means we'll partner with our communities to enhance the lives of future generations.

Caterpillar is fully committed to sustainable development—discovering new ways to meet the needs of today without sacrificing the ability for future generations to meet their own needs.

NEW MACHINE SALES TO END USERS
2001 worldwide sales of Caterpillar machines by major end use


31% HEAVY CONSTRUCTION
28% GENERAL CONSTRUCTION
16% MINING
7% INDUSTRIAL
7% QUARRY & AGGREGATE
4% AGRICULTURE
4% WASTE
3% FORESTRY

NEW ENGINE SALES TO END USERS
2001 worldwide sales of Caterpillar engines by major end use


35% ELECTRIC POWER
25% OIL & GAS
19% TRUCK
11% INDUSTRIAL / OEM
10% MARINE

OUR PEOPLE

A passion for quality characterizes Caterpillar's employee commitment throughout our organization as we look toward the future. None of what we plan to achieve in the next few years can be accomplished without highly trained, highly committed employees. We're placing renewed emphasis on becoming a continual learning organization at Caterpillar, using 6 Sigma as the way we work and respond to the challenges ahead.

We want a work environment that embraces diversity, sparks innovation and encourages teamwork. One that requires continual learning and improvement, and rewards performance. That's why we are developing internal initiatives to move our work force toward the next decade and beyond. Because without our people, Caterpillar wouldn't be the company it is today—nor the company it will be tomorrow.

In Summary

So, as we work toward our near-term goal—to drive through $30 billion in sales and revenues—we will continue to focus on turning in solid financial results while turning out technologically superior, high-quality products and services. We are fine-tuning our organization, adding value as we reduce cost throughout the enterprise.

Our financial statements reflect the same integrity and conservatism they always have. While we continue to drive positive and lasting change, some things at Caterpillar remain the same.

GLEN A. BARTON
CHAIRMAN AND CEO
January 23, 2002

2001 Time Line

FIRST QUARTER Total Sales and Revenues (in billions) **$4.81**

SECOND QUARTER Total Sales and Revenues (in billions) **$5.49**

JANUARY



To better serve forestry customers and improve forest products distribution, Caterpillar purchases Pioneer Machinery—a leader in the forestry products equipment business in the southeastern United States.

The leaders of women- and minority-owned businesses select Caterpillar as one of America's Top 50 companies for providing multicultural business opportunities. The distinction is awarded by Div2000.com, a business portal designed to link multicultural-owned businesses with Fortune 1000 companies.

Caterpillar launches 6 Sigma simultaneously on six continents. The 6 Sigma discipline is adopted across all business units.

FEBRUARY



In response to critical power shortages on the West Coast of the United States, Caterpillar supplies 200 megawatts of rental power, reinforcing the company's position as the world's leading provider of distributed power solutions for commercial and industrial customers.

Bringing together the educational fun of Disney with Caterpillar's product innovations for farming, Caterpillar dedicates "Bountiful Valley Farm"—an interactive agricultural attraction at Disney's California Adventure™ Park in Anaheim, California.

MARCH



Caterpillar introduces breakthrough technology designed to meet future U.S. emissions requirements and provide lower operating costs for on-highway truck engine customers with ACERT™ technology—Advanced Combustion Emissions Reduction Technology.

Working Woman magazine honors Caterpillar as one of America's top 30 companies for supplier diversity—spending a significant percentage of purchasing dollars with woman- and minority-owned businesses.

Cat dealer Tractors Singapore Ltd. opens the first Cat Rental Store in Southeast Asia.

Raytheon Polar Services chooses Cat 3512B generator sets to provide prime power to the Admundson-Scott South Pole Research Station, located in one of the harshest and most isolated environments in the world. At 10,000 feet above sea level, with temperatures dropping to -70° F, a wide range of Cat machines and electric power generation equipment keeps the research station operating.

APRIL



Showcasing the "biggest toolbox in the industry," Caterpillar shares center stage with German dealer Zeppelin Baumaschinen as the largest exhibitor at Bauma 2001, the world's premier construction and earthmoving equipment show in Munich, Germany. Caterpillar spotlights products and services, including 20 new and updated machine models.

Caterpillar joins the World Business Council for Sustainable Development, a coalition of 150 international companies united by a commitment to sustainable development through environmental protection, social equity and economic growth.

MAY



Shin Caterpillar Mitsubishi Ltd., a joint venture between Caterpillar and Mitsubishi Heavy Industries, celebrates the sale of the 150,000th Cat 300 family excavator in Akashi, Japan.

Caterpillar launches an innovative education program—Destination Technology℠—designed to attract middle school students to future careers in computer technology and engineering.

Cat Logistics opens a new multi-million-dollar Middle East logistics center in Dubai, United Arab Emirates, for DaimlerChrysler—providing warehousing and distribution services that consolidate parts shipments to regional markets.

JUNE



The Black Collegian magazine names Caterpillar one of the top 100 employers for new college graduates, recognizing the company's ongoing efforts to develop a more diverse work force.

Caterpillar's 797 mining truck becomes a television star in the Discovery Channel's "7 Wonders of America." The program goes behind the scenes at the world's largest open pit copper mine to see the 797 in action.

THIRD QUARTER Total Sales and Revenues (in billions) **$5.06**

FOURTH QUARTER Total Sales and Revenues (in billions) **$5.10**

JULY



Recognizing Caterpillar's success in building employee loyalty in the competitive world of information technology, *Computerworld* magazine names Caterpillar to its list of "100 Best Places to Work in IT."

The Georgia Department of Natural Resources recognizes Caterpillar's Power Systems facility in Griffin, Georgia, for excellence in waste minimization and a commitment to sustaining the environment.

Mentor Graphics Corporation recognizes Cat Electronics for creating outstanding control system electronics with two awards for technological innovation in printed circuit board design.

AUGUST



Caterpillar joins forces with a team of energy leaders—including the U.S. Department of Energy—to launch an ethanol-powered fuel cell. The project focuses on producing clean electrical power.

Chairman Glen Barton is elected to the board of directors of Newmont Mining Corporation.

UtiliCorp United elects Group President Gerald Shaheen to its board of directors.

SEPTEMBER



Within hours of the terrorist attack on September 11, Caterpillar joins forces with the Cat dealer in New York City, H.O. Penn Machinery Company, Inc.—and neighboring dealers Foley, Inc., and Southworth-Milton, Inc.—to provide machines, power and people for the rescue and relief efforts. In the days following, most of the equipment at Ground Zero was manufactured by Caterpillar.

Caterpillar teams with IBM and i2 Technologies, Inc., to launch the Value Chain Accelerator Program—leveraging e-business tools to realize measurable savings for Caterpillar and its suppliers.

Caterpillar signs a deal to supply manufacturer Likino Bus Plant with 500 Cat 3116 engines to power Russia's rapidly developing bus market.

OCTOBER



A strong focus on social responsibility, sustaining the environment and positive business results earns Caterpillar a spot as one of 312 companies worldwide in the Dow Jones Sustainability World Index.

Ready to meet stringent 2006 Clean Air standards for non-road vehicles, Caterpillar reaffirms a commitment to use ACERT™ technology to provide customers with clean diesel engines to power machines used in commercial and residential construction, mining, agriculture, road building and mobile power generation units.

To better serve customers in Latin America, Caterpillar establishes local production of generator sets at Caterpillar Brasil Ltda. in Piracicaba—manufacturing generator sets with electrical power output ranging from 45 to 360 kilowatts.

NOVEMBER



Deploying 6 Sigma with a scope and velocity that no other company has before, Caterpillar celebrates a landmark achievement. The gains from 6 Sigma more than double the implementation costs in year one. More than 700 "Black Belts" are positioned throughout the company—driving growth, cost reduction and improved quality and reliability based on critical customer requirements.

Making the largest philanthropic contribution in company history, Caterpillar donates intellectual property valued at $50 million to the Mid-America Commercialization Corporation, a nonprofit technology development company based in Kansas. Caterpillar donates its compact compression ignition (CCI) engine technology portfolio, including 23 granted patents, three pending patent applications and a variety of related technical know-how from more than 10 years of internal research by Cat engineers.

DECEMBER



The Cat Dealer Network and key suppliers launch a pilot of 6 Sigma across the extended enterprise.

Caterpillar signs an agreement to sell the design, assembly and marketing of four models of the MT700 series of Challenger® farm tractors to AGCO Corporation, a Georgia-based agricultural manufacturer and distributor.

Five Caterpillar officers—Group President Gerald S. Flaherty and vice presidents Robert Rennie Atterbury III, James E. Despain, Michael A. Flexenhar and Sig R. Ramseyer—elect to retire at the end of 2001. As part of resulting organizational changes, the company consolidates some operations and realigns responsibilities to improve efficiencies. Douglas R. Oberhelman, vice president with responsibility for Engine Products Division, is named a group president. James B. Buda, Rodney L. Bussell, Richard P. Lavin and James J. Parker are elected vice presidents. In addition, the Global Purchasing Division is created.

Change that's based on advanced technology.

On network-driven services. On products that are not just powerful, but agile and intelligent.

BUSINESS TRUCK | **REGION** NORTH AMERICA | **PROJECT** DEVELOPMENT OF ACERT TECHNOLOGY TO REDUCE ENGINE EMISSIONS




CATERPILLAR


CAT

Caterpillar always wants to be where its customers want to go. On-highway trucks powered by today's Cat engines run 90 percent cleaner than they did in the 1980s. But Caterpillar didn't stop there.

Caterpillar has developed breakthrough technology to meet the next level of U.S. emissions reduction requirements. Advanced Combustion Emissions Reduction Technology—or ACERT™ technology—is giving Caterpillar the power to produce clean diesel engines that will reduce emissions another 90 percent by 2007. This clean diesel technology will contribute significantly to cleaner air and meeting emissions regulations beyond 2007.

Caterpillar is introducing the technology with on-road engines—primarily on-highway trucks. Extensive development work by Cat engineers determined that ACERT technology is the most cost efficient, clean diesel solution for customers—while maintaining reliability and performance. More than a dozen 6 Sigma projects have supported the development of this technology.

In a world that relies on clean diesel power for everything from e-business to earthmoving, that's good news for engine customers. And good news for the environment.

Technology also powers Cat Logistics—a growth-oriented contract logistics provider and a key element of Caterpillar's diversification strategy. With a presence in 24 countries on six continents, Cat Logistics is one of the largest integrated logistics organizations in the world—managing operations for nearly 40 third-party clients in the automotive, industrial, consumer durables, technology, and aerospace and defense industries.

One of those clients is Ford Motor Company. In 2001, Cat Logistics and Ford signed a business agreement to create a new service parts logistics information system. By leveraging our joint knowledge and 6 Sigma methodologies, this technology will increase the speed of delivering service repair parts to market—improving customer service turnaround time for Ford and other Cat Logistics customers.

Change that's founded on our expanding role in building the world's infrastructure.

For roads or dams—hospitals, schools or factories. If the world needs it, Caterpillar equipment is there to help build it.

BUSINESS HEAVY CONSTRUCTION **REGION** WORLDWIDE **PROJECT** SUPPORTING GLOBAL INFRASTRUCTURE CONSTRUCTION




AMPL


776D


CAT 990

Caterpillar construction equipment is at work 24 hours a day, seven days a week around the globe—supporting major infrastructure projects such as airport construction, commercial and residential site development, utility work, sewer and water works construction, petroleum exploration and civil works projects.

The world's urban population is expected to double in less than 12 years. Because of that, there is an ever increasing need for more housing, water, transportation and power. As the world continues to change and grow, Caterpillar has the machines, services and people to respond to that growth.

Caterpillar's global reach helps create solutions for customers in every corner of the world. Whether designing machines to fit a specific job, training operators for optimum productivity or providing innovative financing alternatives through Cat Financial, Caterpillar is there. With a dealer network that includes more than 1,800 branch locations, Caterpillar provides unsurpassed after-sales support to maximize machine uptime.

In response to change, Caterpillar is integrating new technologies into products to improve customer efficiency and productivity. The expanding line of Cat Work Tools gives machines the flexibility to perform many different jobs, keeping project costs to a minimum.

Whether it is the 200 machines working on the San Roque dam project in the Philippines, or a single machine digging an irrigation trench in west Texas, Caterpillar has the range of construction equipment to help build the world.

For 75 years, Caterpillar's response to customer needs has made the company the worldwide leader in construction equipment. As customer needs change, Caterpillar will continue to respond with the machines, services and people necessary to support global infrastructure development.

Change that's built on relationships.

On Caterpillar's people, suppliers and dealers and their deep connections with communities and customers around the world.

BUSINESS GENERAL CONSTRUCTION | REGION WORLDWIDE | PROJECT PUTTING CAT MACHINES IN YOUR OWN BACKYARD









Of course, Caterpillar is probably best known for its big, rugged earthmoving machinery. And why not? Caterpillar is the world's leading manufacturer of construction and mining equipment. But Caterpillar machines will also build your home. Or your garden. Or your village.

It wasn't too long ago that Caterpillar introduced the Building Construction Products Division and a line of compact machines. Now with a full line of equipment for general construction, Cat designs its products to fit the exacting needs of contractors all over the world. More and more, customers are looking to Caterpillar for general construction solutions—in machines and work tools.

Cat products are designed for superior reliability, versatility, serviceability and ease of operation. That adds up to high performance—and lower operating costs—for customers. Caterpillar delivers superior customer service through a worldwide network of 220 dealers, operating more than 1,800 branch locations. Cat Financial also works hand-in-hand with customers—providing competitive financing for the full Caterpillar product line—with offices located throughout the Americas, Asia, Australia and Europe.

If customers prefer to rent equipment, they need look no further than The Cat Rental Store. Owned and operated by Caterpillar dealers, Cat Rental Stores are backed by years of experience and offer a complete line of rental products. Cat dealers are known for service. That's important when you're buying equipment—and when you're renting.

Whether contractors need a skid steer loader, a light tower or a concrete cutter, more than 1,100 Cat Dealer Rental outlets worldwide offer a full line of rental machines, power solutions and allied products.

Change that's governed by responsibility.

For the welfare of communities. For the growth of businesses. For the future of sustainable development.

BUSINESS MINING | REGION WORLDWIDE | PROJECT SUPPORTING THE GLOBAL MINING INITIATIVE









Are the contributions of mining companies important to economic growth? Certainly. Are the benefits of minerals to our society essential? Absolutely. But mines are sometimes considered bad neighbors. That's why Caterpillar is partnering with the major stakeholders in the global mining business on sustainable development through the Global Mining Initiative.

The Global Mining Initiative is a change agent developed by 10 of the world's largest mining, minerals and metals companies. Their goal is to create a sustainable development model, providing global leadership for the mining and metals industry.

Sustainable development means protecting and using resources responsibly to improve our lives—and those of future generations. It also means understanding the role of industry in harvesting, replacing, reusing and disposing of commodities and renewable resources.

The bottom line: Sustainable development provides a guide for addressing the challenges faced by the mining and metals industry for meeting the expectations of a changing world.

Mining is a demanding business. Caterpillar understands the challenges, always working to deliver real solutions with power, performance and productivity. Caterpillar's complete line of mining machines delivers customer solutions with new products and innovative technology.

Cat machines are designed to work together efficiently so customers can work profitably. And technology products such as radio data communications, machine monitoring, diagnostics, job and business management software, and machine control—are all designed to lower customer costs, improve efficiency, and increase productivity in mining operations.

When the world suddenly changed.

Caterpillar and its dealers had emergency electric power running at Ground Zero just hours after the September 11 attacks.

BUSINESS ELECTRIC POWER | **REGION** NORTH AMERICA | **PROJECT** HELPING WALL STREET GET BACK TO WORK




CAT
CAT Rental Power
CAT
CAT

Just hours after the terrorist attacks in New York City on September 11, Caterpillar and its dealers mobilized people, power and machines to help in the massive relief efforts under way in Lower Manhattan.

All of the work was critical—but none more than addressing the need for emergency power. Within eight hours of the attack, through Cat dealer H.O. Penn, Caterpillar provided light towers and generators to the New York City Police Department to help with the initial search and rescue efforts. During the next six days, Caterpillar and H.O. Penn provided 85 megawatts of emergency electric power, lighting and cooling—and 26 miles of power cable—to Lower Manhattan.

Cat Electric Power played a key role in getting Wall Street back to work. Caterpillar and its dealers came with the equipment and the expertise to put power where it was needed, when it was needed—providing the majority of emergency power to critical sites.

The New York Stock Exchange, Nasdaq Stock Market, American Stock Exchange and New York Mercantile Exchange were all powered by Caterpillar until shortly before daybreak on September 17 when utility service was restored. The traders, brokers and support people that buttress the largest financial operation in the world returned to work to resume trading operations—opening on schedule and on time. And getting back to the business of business.

About one-third of the world's population remains without electricity, and the opportunity for long-term growth of Caterpillar Electric Power is excellent. In 2001, Caterpillar shipped 760 megawatts of electrical generating power to Brazil as part of a massive one gigawatt distributed generation project to relieve electric power shortages. With 90 percent of Brazil's power coming from drought-stricken hydroelectric plants—and mandatory rationing imposed by the Brazilian government—this is the largest electric power project ever undertaken by Caterpillar anywhere in the world.

Cat Electric Power offers customers a unique product line that includes reciprocating engines and gas turbines—plus rental services, financing through Cat Financial, installation and unmatched product support capability. Caterpillar today is positioned as the undisputed world leader in distributed power generation. Cat Electric Power offers total energy solutions to customers—tailoring diesel, natural gas and gas turbine-powered generators to match the exact needs of the job.

Driving Change

Launching 6 Sigma with a scope and velocity that no other company has before, Caterpillar has become the benchmark for 6 Sigma deployment, achieving bottom-line benefits more than double the implementation costs. 6 Sigma has become the unifying framework for our financial



A 6 Sigma team at Track-Type Tractors Division developed this project to reduce the time spent on sprocket segment machining and to improve tool life. The team found ways to eliminate variability and improve efficiencies in the machining process to reduce costs. This work is consistent with the corporate goal of aggressive cost management for improved company profitability.

Caterpillar Motoren GmbH & Co. KG began a significant expansion in 2001 to better serve customers in the growing large engine business. Large diesel engine assembly operations are now centralized at the Rostock-Warnemünde facility in Germany. Engines produced by Caterpillar Motoren provide main propulsion or auxiliary power in container vessels, passenger ships, cargo vessels, ferries, special tankers, fishing vessels and special purpose ships.

The world's largest natural gas engine—the G 16 CM 34—is tested at Caterpillar Motoren's Rostock-Warnemünde assembly operations in Germany.


CAT

success and the core of our corporate strategy. And Caterpillar people are making this happen—successfully using the rigor of the methodology to reduce defects to the 6 Sigma level. Quite simply, 6 Sigma is becoming the way we work.













A 6 Sigma team at Mining & Construction Equipment Division found a better way to share the detailed engineering information that goes into machine design and development. By using solid modeling practices and visualization tools, the team found a way to improve communication and eliminate the need for detailed design drawings before the release of a new product.

The visualization tools reduce costs, shorten the time to market for a new product, and decrease the time required to implement engineering and/or manufacturing changes during product development.

Engineers at joint venture Shin Caterpillar Mitsubishi work on designs for Caterpillar's 300 family of hydraulic excavators.



In 2001, Caterpillar introduced the new 320C L utility excavator. With a limited tail swing, the machine efficiently works in confined urban construction areas, roadside jobs and other construction sites where space is restricted. All of Caterpillar's excavator design operations are located in Japan. The machines are built at Cat facilities worldwide.

Financial Statements

"The basic thinking which has permeated Caterpillar's financial reporting is to the effect that over the long term, 'conservatism' in the determination of earnings is most likely to be in the best interests of the Company and its shareholders."

Excerpt from "The Quality of Earnings" by William Blackie, Chairman of the Board, Caterpillar Tractor Co., at the Annual Meeting of Shareholders, April 14, 1971.

While we are continuing to drive positive and lasting change, some things at Caterpillar remain the same. Our financial statements reflect the same integrity and conservatism they always have.

The following financial statements have been condensed to make them more readable. A detailed financial evaluation requires more information than is included in this summary annual report. More comprehensive financial information is provided in the appendix to the proxy statement, which normally is mailed with the annual report. Additional copies are available on request.

(See supplemental stockholder information on page 28)

Where applicable, financial information has been grouped as follows:

CONSOLIDATED

Caterpillar Inc. and its subsidiaries.

MACHINERY AND ENGINES

Primarily our manufacturing, marketing and parts distribution operations, with the financial products subsidiaries on the equity basis.

FINANCIAL PRODUCTS

Our finance and insurance subsidiaries, primarily Caterpillar Financial Services Corporation (Cat Financial) and Caterpillar Insurance Holdings, Inc.

REPORT OF MANAGEMENT

The management of Caterpillar Inc. has prepared the accompanying condensed financial statements for the years ended December 31, 2001 and 2000, and is responsible for their integrity and objectivity. Management maintains a system of internal accounting controls which is designed to provide reasonable assurance that, among other things, transactions are properly executed and financial records and reports are reliable. Through its Audit Committee, the Board of Directors reviews our financial and accounting policies, practices and reports. The complete Report of Management appears in the appendix to the proxy statement for the 2002 annual meeting of the stockholders of Caterpillar Inc.





CHAIRMAN OF THE BOARD

CHIEF FINANCIAL OFFICER

January 23, 2002

REPORT OF INDEPENDENT ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CATERPILLAR INC.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated financial position of Caterpillar Inc. and its subsidiaries as of December 31, 2001, 2000 and 1999 and the related consolidated results of their operations and their consolidated cash flow for each of the three years in the period ended December 31, 2001 (not presented herein) appearing in the appendix to the proxy statement for the annual meeting of stockholders on April 10, 2002; and in our report dated January 23, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, except for the *Machinery and Engines* presentation of *Financial Products* on the equity basis in the supplemental consolidating data, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.



PEORIA, ILLINOIS

January 23, 2002

CONDENSED RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31	CONSOLIDATED		SUPPLEMENTAL CONSOLIDATING DATA: MACHINERY AND ENGINES [1]		SUPPLEMENTAL CONSOLIDATING DATA: FINANCIAL PRODUCTS	
	2001	2000	2001	2000	2001	2000
(Dollars in millions except per share data)						
SALES AND REVENUES						
Sales of Machinery and Engines	$ 19,027	$ 18,913	$ 19,027	$ 18,913	$ —	$ —
Revenues of Financial Products	1,423	1,262	—	—	1,645	1,465
Total sales and revenues	20,450	20,175	19,027	18,913	1,645	1,465
OPERATING COSTS						
Cost of goods sold	14,752	14,497	14,752	14,497	—	—
Selling, general and administrative expenses	2,567	2,367	2,229	2,099	389	307
Research and development expenses	696	649	696	649	—	—
Interest expense of Financial Products	657	688	—	—	685	739
Other operating expenses	467	237	153	—	314	237
Total operating costs	19,139	18,438	17,830	17,245	1,388	1,283
OPERATING PROFIT	1,311	1,737	1,197	1,668	257	182
Interest expense excluding Financial Products	285	292	285	292	—	—
Other income (expense)	143	83	(88)	(126)	88	96
CONSOLIDATED PROFIT BEFORE TAXES	1,169	1,528	824	1,250	345	278
Provision for income taxes	367	447	239	350	128	97
Profit of consolidated companies	802	1,081	585	900	217	181
Equity in profit of unconsolidated affiliated companies	3	(28)	(4)	(31)	7	3
Equity in profit of Financial Products' subsidiaries	—	—	224	184	—	—
PROFIT	$ 805*	$ 1,053	$ 805*	$ 1,053	$ 224	$ 184
PROFIT PER COMMON SHARE	$ 2.35*	$ 3.04				
PROFIT PER COMMON SHARE — DILUTED	$ 2.32*	$ 3.02				
Cash dividends declared per common share	$ 1.390	$ 1.345				

* *Includes pretax nonrecurring charges of $153 ($97 after tax, $.28 per share) related to the sale of the Challenger® agricultural tractor line, plant closings and consolidations and costs for planned employment reductions.*

(1) Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

CONDENSED FINANCIAL POSITION

YEARS ENDED DECEMBER 31	CONSOLIDATED		SUPPLEMENTAL CONSOLIDATING DATA: MACHINERY AND ENGINES [1]		SUPPLEMENTAL CONSOLIDATING DATA: FINANCIAL PRODUCTS	
	2001	2000	2001	2000	2001	2000
(Dollars in millions)						
ASSETS						
Current assets:						
Cash and short-term investments	$ **400**	$ 334	$ **251**	$ 206	$ **149**	$ 128
Receivables—trade and other	**2,592**	2,608	**2,170**	2,411	**1,182**	1,201
Receivables—finance	**5,849**	5,471	—	—	**5,849**	5,471
Deferred income taxes	**423**	397	**381**	377	**42**	20
Prepaid expenses	**1,211**	1,019	**1,220**	1,038	**8**	2
Inventories	**2,925**	2,692	**2,925**	2,692	—	—
Total current assets	**13,400**	12,521	**6,947**	6,724	**7,230**	6,822
Property, plant and equipment—net	**6,603**	5,951	**5,019**	4,713	**1,584**	1,238
Long-term receivables—trade and other	**55**	76	**55**	76	—	—
Long-term receivables—finance	**6,267**	6,095	—	—	**6,267**	6,095
Investments in unconsolidated affiliated companies	**787**	551	**460**	504	**327**	47
Investments in Financial Products' subsidiaries	—	—	**1,662**	1,620	—	—
Deferred income taxes	**938**	907	**999**	960	**13**	10
Intangible assets	**1,671**	1,507	**1,668**	1,504	**3**	3
Other assets	**936**	856	**465**	453	**471**	403
TOTAL ASSETS	**$ 30,657**	$ 28,464	**$ 17,275**	$ 16,554	**$ 15,895**	$ 14,618
LIABILITIES						
Current liabilities:						
Short-term borrowings	$ **2,180**	$ 971	$ **219**	$ 369	$ **2,164**	$ 919
Accounts payable	**2,123**	2,339	**2,210**	2,556	**166**	147
Accrued expenses	**1,419**	1,148	**854**	720	**593**	451
Accrued wages, salaries and employee benefits	**1,292**	1,274	**1,276**	1,262	**16**	12
Dividends payable	**120**	117	**120**	117	—	5
Deferred and current income taxes payable	**11**	57	**(29)**	28	**40**	29
Deferred liability	—	—	—	—	**298**	316
Long-term debt due within one year	**3,131**	2,762	**73**	204	**3,058**	2,558
Total current liabilities	**10,276**	8,668	**4,723**	5,256	**6,335**	4,437
Long-term debt due after one year	**11,291**	11,334	**3,492**	2,854	**7,799**	8,480
Liability for post-employment benefits	**3,103**	2,514	**3,103**	2,514	—	—
Deferred income taxes and other liabilities	**376**	348	**346**	330	**99**	81
TOTAL LIABILITIES	**25,046**	22,864	**11,664**	10,954	**14,233**	12,998
STOCKHOLDERS' EQUITY						
Common stock of $1.00 par value:						
Authorized shares: 900,000,000						
Issued shares (2001—407,447,312; and 2000—407,447,312) at paid in amount	**1,043**	1,048	**1,043**	1,048	**801**	787
Profit employed in the business	**7,533**	7,205	**7,533**	7,205	**1,046**	922
Accumulated other comprehensive income	**(269)**	23	**(269)**	23	**(185)**	(89)
Treasury stock (2001—64,070,868 shares; 2000—64,050,502 shares)	**(2,696)**	(2,676)	**(2,696)**	(2,676)	—	—
TOTAL STOCKHOLDERS' EQUITY	**5,611**	5,600	**5,611**	5,600	**1,662**	1,620
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 30,657**	$ 28,464	**$ 17,275**	$ 16,554	**$ 15,895**	$ 14,618

(1) Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

CONDENSED STATEMENT OF CASH FLOW

	CONSOLIDATED		SUPPLEMENTAL CONSOLIDATING DATA — MACHINERY AND ENGINES [1]		SUPPLEMENTAL CONSOLIDATING DATA — FINANCIAL PRODUCTS	
YEARS ENDED DECEMBER 31	2001	2000	2001	2000	2001	2000
(Dollars in millions)						
PROFIT AFTER TAX	$ **805**	$ 1,053	$ **805**	$ 1,053	$ **224**	$ 184
Depreciation and amortization	**1,169**	1,063	**835**	813	**334**	250
Nonrecurring charges	**153**	—	**153**	—	—	—
Changes in working capital; and Other	**(130)**	(57)	**(382)**	(235)	**42**	40
Capital expenditures excluding equipment leased to others	**(1,100)**	(928)	**(1,071)**	(891)	**(29)**	(37)
Expenditures for equipment leased to others, net of disposals	**(512)**	(402)	**(6)**	20	**(506)**	(422)
Dividends paid	**(474)**	(462)	**(474)**	(462)	**(105)**	(29)
NET FREE CASH FLOW	**(89)**	267	**(140)**	298	**(40)**	(14)
Other significant cash flow items:						
Treasury shares purchased	**(43)**	(412)	**(43)**	(412)	—	—
Net decrease (increase) in finance receivables	**(838)**	(1,197)	—	—	**(838)**	(1,197)
Net debt proceeds	**1,529**	1,413	**289**	115	**1,240**	1,298
Investments and acquisitions (net of cash acquired)	**(405)**	(115)	**(110)**	(102)	**(295)**	(13)
Other	**(88)**	(170)	**49**	(133)	**(46)**	(54)
CHANGE IN CASH AND SHORT-TERM INVESTMENTS	$ **66**	$ (214)	$ **45**	$ (234)	$ **21**	$ 20

(1) Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

FIVE-YEAR FINANCIAL SUMMARY

Years Ended December 31	2001	2000	1999	1998	1997
(Dollars in millions except per share data)					
Sales and revenues	**$ 20,450**	20,175	19,702	20,977	18,925
Sales	**$ 19,027**	18,913	18,559	19,972	18,110
Percent inside the United States	**49 %**	50 %	50 %	51 %	49 %
Percent outside the United States	**51 %**	50 %	50 %	49 %	51 %
Revenues	**$ 1,423**	1,262	1,143	1,005	815
Profit	**$ 805 ***	1,053	946	1,513	1,665
As a percent of sales and revenues	**3.9 %**	5.2 %	4.8 %	7.2 %	8.8 %
Profit per common share	**$ 2.35 ***	3.04	2.66	4.17	4.44
Profit per common share—diluted	**$ 2.32 ***	3.02	2.63	4.11	4.37
Dividends declared per common share	**$ 1.390**	1.345	1.275	1.150	.950
Return on average common stock equity	**14.4 %**	19.0 %	17.9 %	30.9 %	37.9 %
Capital expenditures:					
Property, plant and equipment	**$ 1,100**	928	913	982	851
Equipment leased to others	**$ 868**	665	490	344	282
Depreciation and amortization	**$ 1,169**	1,063	977	893	766
Research and engineering expenses	**$ 898**	854	814	838	700
As a percent of sales and revenues	**4.4 %**	4.2 %	4.1 %	4.0 %	3.7 %
Wages, salaries and employee benefits	**$ 4,272**	4,029	4,044	4,146	3,773
Average number of employees	**70,678**	67,200	66,225	64,441	58,366
DECEMBER 31					
Total assets:					
Consolidated	**$ 30,657**	28,464	26,711	25,128	20,756
Machinery and Engines[1]	**$ 17,275**	16,554	16,158	15,619	14,188
Financial Products	**$ 15,895**	14,618	12,951	11,648	7,806
Long-term debt due after one year:					
Consolidated	**$ 11,291**	11,334	9,928	9,404	6,942
Machinery and Engines[1]	**$ 3,492**	2,854	3,099	2,993	2,367
Financial Products	**$ 7,799**	8,480	6,829	6,411	4,575
Total debt:					
Consolidated	**$ 16,602**	15,067	13,802	12,452	8,568
Machinery and Engines[1]	**$ 3,784**	3,427	3,317	3,102	2,474
Financial Products	**$ 13,021**	11,957	10,796	9,562	6,338
Percent of total debt to total debt and stockholders' equity (Machinery and Engines)	**40 %**	38 %	38 %	38 %	35 %

** Includes pretax nonrecurring charges of $153 ($97 after tax, $.28 per share) related to the sale of the Challenger® agricultural tractor line, plant closings and consolidations and costs for planned employment reductions.*

(1) Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at consolidated data.

DIRECTORS

GLEN A. BARTON
is chairman and CEO of Caterpillar Inc., a position he has held since early 1999. He had been a group president of Caterpillar since 1990 and has been a key leader in the strategic planning for both the organizational change to business divisions and the development of the company's new product introduction process. Most recently, he led the company's benchmark deployment of 6 Sigma. He has served in marketing capacities in both Europe and Africa, was president of Solar Turbines Incorporated and was an executive vice president of Caterpillar. Mr. Barton is chairman of the Bradley University (Peoria, Illinois) board of trustees. He serves on the board of directors of Inco Limited, Newmont Mining Corporation and the National Mining Association. He became a Caterpillar director in 1998.

LILYAN H. AFFINITO
is former vice chairman of Maxxam Group Inc. (forest products operations, real estate management and development, and aluminum production). She is actively involved on the boards of numerous companies and organizations, including KeySpan Corporation and Kmart Corporation. She has been a director since 1980.

W. FRANK BLOUNT
is chairman and CEO of JI Ventures, Inc. (venture capital). He is former chairman and CEO of Cypress Communications Inc. (telecommunications). He is also director of ADTRAN, Inc., Alcatel S.A., Entergy Corporation, Global Light Telecommunications Inc., and Hanson PLC. He has been a Caterpillar director since 1995.

DR. JOHN R. BRAZIL
is president of Trinity University (San Antonio, Texas) and is former president of Bradley University (Peoria, Illinois) and the University of Massachusetts-Dartmouth. He was elected a director in 1998.

JOHN T. DILLON
is chairman and CEO of International Paper (paper and forest products). He is also a director of Kellogg Co. He became a Caterpillar director in 1998.

JUAN GALLARDO
is chairman of Grupo Embotelladoras Unidas S.A. de C.V. (bottling), vice chairman of Home Mart de Mexico, S.A. de C.V. (retail trade), and chairman of Mexico Fund Inc. (mutual fund). He is a director of NADRO S.A. de C.V. and Grupo Mexico, S.A. de C.V. He was elected a Caterpillar director in 1998.

DAVID R. GOODE
is chairman, president and CEO of Norfolk Southern Corporation (holding company engaged principally in surface transportation). He also serves as a director for Delta Air Lines, Inc., Georgia-Pacific Corporation and Texas Instruments Incorporated. He has been a Caterpillar director since 1993.

JAMES P. GORTER
is former chairman of the board of Baker, Fentress & Company (mutual funds). An investment banker, Mr. Gorter joined Goldman, Sachs & Co. in 1956. He is a former general partner and former limited partner of that firm. He was elected a director in 1990.

PETER A. MAGOWAN
is former chairman and CEO of Safeway Inc. (food retailer) and president and managing general partner of the San Francisco Giants (major league baseball team). He is a director of DaimlerChrysler AG and Safeway Inc. He became a Caterpillar director in 1993.

WILLIAM A. OSBORN
is chairman and CEO of Northern Trust Corporation (multibank holding company) and The Northern Trust Company (bank). He also is a Class A director of the Federal Reserve Bank of Chicago, and director of Nicor Inc. and Tribune Company. He was elected a Caterpillar director in 2000.

GORDON R. PARKER
is former chairman of Newmont Mining Corporation (exploration for and production of gold, and acquisition of gold properties). He retired from Newmont in 1994 after an association with that company that lasted 40 years. A native of South Africa, Mr. Parker is a director of Gold Fields Limited, Phelps Dodge Corporation and The Williams Companies, Inc. He has been a director since 1995.

CHARLES POWELL
is former foreign relations adviser to British Prime Ministers Margaret Thatcher and John Major and is a member of the House of Lords. He is chairman of Sagitta Asset Management, Louis Vuitton U.K. Ltd. and of the advisory board of Phillips de Pury Luxembourg. Lord Powell also serves as a director for LMVH Moet-Hennessy Louis Vuitton and Textron Corporation. He became a Caterpillar director in 2001.

JOSHUA I. SMITH
is chairman and managing partner of The Coaching Group, LLC (management consulting). As part of The Coaching Group, Mr. Smith served as vice chairman and chief development officer of iGate, Inc. (broadband networking company). He is also chairman and CEO of MAXIMA Corporation (computer systems and management information products and services). Mr. Smith serves as a director of CardioComm Solutions Inc., Federal Express Corporation and The Allstate Corporation. He has been a Caterpillar director since 1993.

CLAYTON K. YEUTTER
has been Counselor to former President George Bush, served as U.S. Secretary of Agriculture and as U.S. Trade Representative. He currently is Of Counsel to Hogan & Hartson (Washington, D.C. law firm). He also is a director of the Oppenheimer Funds and Weyerhauser Co. Except for a short period in 1992, he has served on the Caterpillar board since 1991.

OFFICERS

DOUGLAS R. OBERHELMAN
was elected a group president of Caterpillar in 2001. He has responsibility for the company's financial and legal services, including financial and insurance services in Nashville, Tennessee; accounting, investor relations and treasury in Peoria, Illinois; global purchasing and corporate auditing and compliance. His responsibilities also include marketing, manufacturing and sales operations in Asia/Pacific and in Japan. He was elected a vice president in 1995, serving as Caterpillar's chief financial officer with administrative responsibility for the accounting, information services, tax, treasury, investor relations and marketing support services areas. In 1998, he became vice president with responsibility for the Engine Products Division, including market development, strategic planning, supplier management, electric power generation and worldwide marketing and administration for the engine business. From 1991 to 1994, he served as managing director and vice general manager for strategic planning at Shin Caterpillar Mitsubishi Ltd., Caterpillar's affiliated company located in Tokyo, Japan. He joined Caterpillar in 1975 and has held a variety of positions, including senior finance representative based in South America for Caterpillar Americas Co., and was a region finance manager and a district manager for the company's North American Commercial Division.

JAMES B. BUDA
was elected a vice president with responsibility as general counsel and secretary of Caterpillar Inc. and for the Legal Services Division. He had been in the position of associate general counsel for the Legal Services Division in the United Kingdom legal office since 1999. Before then, he served in a number of senior corporate attorney positions, and was named associate general counsel in 1996. He joined Caterpillar in 1987 as an attorney in Legal Services.

RODNEY L. BUSSELL
was elected a vice president of Caterpillar and general manager of the Mining & Construction Equipment Division. In that role, he has responsibility for the design, development and production of Caterpillar's extensive line of mining trucks, motor graders and scrapers. Bussell had been general manager of the Lafayette (Indiana) Engine Center since 1998. Before then, he was manager of the Transmission Business Unit in East Peoria, Illinois. Bussell joined the company in 1974 in data processing and served in a number of management positions at facilities in Iowa and Illinois before being named manufacturing engineering manager at the Joliet, Illinois, facility in 1985. He served as the Caterpillar Brasil manufacturing manager from 1988 to 1991 and then returned to the Joliet facility as the component group manager, responsible for fabrications.

RICHARD P. LAVIN
was elected a vice president with administrative responsibility for the Human Services Division, including Caterpillar University, Compensation + Benefits, Corporate Medical, Corporate Public Affairs, Corporate Security, Human Relations, Shared Services and Succession Management. He had served as director of Corporate Human Relations from 1998 to 1999 when he was named director of Compensation + Benefits with worldwide responsibility for the company's pay and benefits programs. Before then, he served in numerous positions in the company's Asian and Latin American operations and was a product manager in Track-Type Tractors Division. He joined the company in 1984 as an attorney in Legal Services.

JAMES J. PARKER
was elected a vice president with administrative responsibility for the Engine Products Division. He is responsible for market development, strategic planning, supplier management and worldwide marketing and administration for Caterpillar's engine business. He had served as director of the Electric Power Generation Group since 1998. Before then, he served as general manager of the Truck Engine Division in the company's Engine Products Division. He has served as manager of marketing support for Engine Power Systems in Caterpillar Asia Pte. Ltd., pricing manager for Caterpillar Far East Ltd., and in a variety of engine and power system marketing positions with particular emphasis in marine, industrial and on-highway engines. He joined Caterpillar in 1969.

AS OF JANUARY 1, 2002

CHAIRMAN/CEO
Glen A. Barton

GROUP PRESIDENTS
Vito H. Baumgartner
Douglas R. Oberhelman
James W. Owens
Gerald L. Shaheen
Richard L. Thompson

VICE PRESIDENTS
Sidney C. Banwart
Michael J. Baunton
James S. Beard
Richard A. Benson
James B. Buda
Rodney L. Bussell
Thomas A. Gales
Donald M. Ings
Richard P. Lavin
Stuart L. Levenick
Duane H. Livingston
Robert R. Macier
David A. McKie
F. Lynn McPheeters
Daniel M. Murphy
Gerald Palmer
James J. Parker
Robert C. Petterson
John E. Pfeffer
Edward J. Rapp
Alan J. Rassi
Gary A. Stroup
Gerard R. Vittecoq
Sherril K. West
Donald G. Western
Steven H. Wunning

GENERAL COUNSEL AND SECRETARY
James B. Buda

CHIEF FINANCIAL OFFICER
F. Lynn McPheeters

CHIEF INFORMATION OFFICER
Sidney C. Banwart

CONTROLLER
Kenneth J. Zika

TREASURER
Kevin E. Colgan

ASSISTANT TREASURER
Robin D. Beran

ASSISTANT SECRETARIES
Tinkie E. Demmin
Laurie J. Huxtable

SUPPLEMENTAL STOCK INFORMATION

STOCK PURCHASE PLAN

Current stockholders and other interested investors may purchase Caterpillar Inc. common stock directly through the Investor Services Program sponsored and administered by our Transfer Agent. Current stockholders can get more information on the program from our Transfer Agent using the contact information provided below. Non-shareholders can request program materials by calling: (800) 842-7629 (U.S. and Canada) or (201) 329-8660 (outside U.S. and Canada). The Investor Services Program materials are available online from Mellon Investor Service's website or linked from www.CAT.com/dspp.

STOCKHOLDER SERVICES

Stock Transfer Agent
Mellon Investor Services
P.O. Box 3315
South Hackensack, NJ 07606-3315
Phone: (866) 203-6622 (U.S. and Canada)
(201) 231-5649 (outside U.S. and Canada)

Hearing Impaired:
(800) 329-8660 (U.S. and Canada)
(201) 329-8354 (outside U.S. and Canada)
Internet home page: www.melloninvestor.com

INDIVIDUAL STOCKHOLDERS SHOULD CONTACT:

Laurie J. Huxtable, Assistant Secretary
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-7310
Phone: (309) 675-4619
Fax: (309) 675-6620
e-mail: CATshareservices@CAT.com

INVESTOR RELATIONS

Institutional analysts, portfolio managers and representatives of financial institutions seeking additional information about the company should contact:

James W. Anderson, Director of Investor Relations
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-5310
Phone: (309) 675-4549
Fax: (309) 675-4457
e-mail: CATir@CAT.com
Internet website: www.CAT.com/investor

COMMON STOCK (NYSE:CAT)

LISTING INFORMATION

Caterpillar common stock is listed on the New York, Pacific and Chicago stock exchanges in the United States, and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland.

NUMBER OF STOCKHOLDERS

Stockholders of record at year end totaled 36,339, compared with 36,253 at the end of 2000. Approximately 68 percent of our issued shares are held by institutions and banks, 24 percent by individuals and 8 percent by Caterpillar benefit plans.

Employees' investment and profit-sharing plans acquired 4,810,070 shares of Caterpillar stock in 2001. Investment plans, in which membership is voluntary, held 28,751,756 shares for employee accounts at 2001 year end. Profit-sharing plans, in which membership is automatic for most U.S. and Canadian employees in eligible categories, held 449,110 shares at 2001 year end.

COMMON STOCK PRICE RANGE

Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2001		2000	
QUARTER	High	Low	High	Low
First	**49.63**	**39.75**	55 1/8	33 1/2
Second	**56.81**	**41.50**	44 7/8	33 13/16
Third	**55.72**	**40.35**	39 5/8	32 1/2
Fourth	**53.21**	**43.35**	47 15/16	29 9/16

COMPANY INFORMATION

CURRENT INFORMATION

Phone our Information Hotline—(800) 228-7717 (U.S. and Canada) or (858) 244-2080 (outside U.S. and Canada) to request company publications by mail, listen to a summary of Caterpillar's latest financial results and current outlook, or to request a copy of results by fax or mail.

Request, view or download materials online or register for e-mail alerts by visiting www.CAT.com/materialsrequest.

HISTORICAL INFORMATION

View/download online at www.CAT.com/historical.

ANNUAL MEETING

On Wednesday, April 10, 2002 at 1:30 p.m., Central Time, the annual meeting of stockholders will be held at the Bank One Auditorium, Chicago, Illinois. Requests for proxies are being sent to stockholders with this report mailed on or about March 1, 2002.

INTERNET

Visit us on the Internet at www.CAT.com.
Information contained on our website is not incorporated by reference into this document.

DESIGN: Siegelgale **COVER CONCEPTS:** Caterpillar Corporate Industrial Design **PRINCIPAL PHOTOGRAPHY:** Doug Leunig, Russ Schleipman **PRINTING:** Williamson Printing Corporation

